UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-285074

GenEmbryomics Limited

(Exact name of registrant as specified in its charter)

Level 14, Australia Square,

264-278 George Street,
Sydney NSW 2000
Australia
Telephone: +61411282401

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, no par value

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 50

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, GenEmbryomics Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GenEmbryomics Limited

Date: April 28, 2025	By:	/s/ Nicholas M. Murphy
	Name:	Nicholas M. Murphy
	Title:	Chief Executive Officer and Managing Director